SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: **September, 2002**

NORSKE SKOG CANADA LIMITED
(Name of registrant)

700 West Georgia Street, 9th Floor
Pacific Centre, Vancouver,
British Columbia, Canada, V7Y 1J7
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___ Form 40-F _X_

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-______________

Exhibit index begins on page 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By: Valerie Seager

Name: Valerie Seager

Title: Corporate Secretary

Date: September 17, 2002

EXHIBIT INDEX

EXHIBIT 1

c8586
r f BC-Norske-CEP-agreement 09-05 0592
News release via Canada NewsWire, Vancouver 604-669-7764

Attention News/Business Editors:
NorskeCanada, CEP reach tentative agreement to keep paper mills running; 5-year deal reached 10 months before contract expires

VANCOUVER, Sept. 5 /CNW/ - NorskeCanada, BC's largest pulp and paper company, announced today it had reached a tentative settlement with the Communications, Energy and Paperworkers Union of Canada (CEP) on a new five-year collective agreement - 10 months before the existing agreement expires.

The union is recommending acceptance of the agreement to its 2300 members who work in NorskeCanada's four BC mills. Terms of the settlement have not been disclosed pending ratification by CEP locals.

Ron Buchhorn, NorskeCanada's senior vice-president, human resources and the company's lead negotiator, said the terms of the settlement provide a competitive wage increase and the opportunities for employees to be rewarded as product prices recover and as the company's cost competitiveness improves.

"The settlement is not about negotiating ahead of the economic peak," Buchhorn said, "it is about trusting in our employees' ability to deliver the kind of performance that keeps our company competitive even through uncertain economic times."

Buchhorn said NorskeCanada would be using the agreement as a basis of discussion with the Pulp, Paper and Woodworkers Union of Canada PPWC which represents 600 pulp mill workers at the company's Crofton division.

According to Russell J. Horner, NorskeCanada's president and CEO, the early settlement also provides certainty to the company's customers that shipments will not be interrupted by the labor disputes that have hurt the company in the past.

"This is an historic breakthrough that will go a long way towards restoring confidence in labor relations in British Columbia which quite frankly has been a source of constant concern for our customers," Horner said.

"Four years ago, the predecessor company to NorskeCanada and this same union engaged in a destructive, 10-month strike which cost all parties several hundred million dollars and frightened customers away," Horner said.

"As a new company we were determined, as was the leadership of the CEP, to find a new way forward that would allow us to demonstrate that we can work together in a mature and business-like manner," he said.

Horner said the early settlement will help the company secure contract sales of paper with major publishers and directory customers who require security and certainty of supply. He said the reputation of the BC pulp and paper industry, which has a record of strikes and government-imposed settlements, has forced customers to hedge against companies operating in the province.

"As one of the largest independent, public companies in the province, we believe we have a duty to help turn BC's reputation around to regain the confidence of customers and investors alike," he said. "Fortunately, we had the opportunity to work with an enlightened union that understood the risks to our business and to its membership."

NorskeCanada is North America's third largest producer of groundwood printing papers, including lightweight coated paper, soft-nip calendered paper, directory paper, machine-finished hibrite paper and newsprint. In addition, the company produces market kraft pulp and containerboard. With four divisions located within 100 miles of each other on the south coast of BC, NorskeCanada has a combined annual capacity of 2.5 million tonnes of product. A Canadian public company, NorskeCanada's common shares trade on the Toronto Stock Exchange under the ticker symbol NS. The company is headquartered in Vancouver, British Columbia.

%SEDAR: 00000638E

-0- 09/05/2002

/For further information: Ron Buchhorn, Senior VP, Human Resources, (604) 654-4382, (604) 788-0046 (Cell); Stu Clugston, VP, Corporate Affairs, (604) 654-4463/

(NS.)

CO: NorskeCanada
ST: British Columbia
IN: PAP
SU:

-30-

CNW 15:00e 05-SEP-02